Exhibit 99.1

Theratechnologies Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2024

●   Achieved record positive Adjusted EBITDA* of $20 million for FY2024 (net loss of $8.3 million), exceeding latest guidance of $17-19 million

●   Achieved record quarterly revenue of $25 million and annual revenue of $85.9 million

●   New credit facilities’ favorable interest rates and amortization schedules free up approximately $19 million in cash in 2025

●   In-licensed two new Ionis assets in Canada to drive long-term growth

Montreal – February 26, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care, today reported business highlights and financial results for the fourth quarter and full year of fiscal year 2024, ended November 30, 2024. All figures are in U.S. dollars unless otherwise stated.

Fourth-Quarter and Fiscal 2024 Revenue Highlights

(in 000s of US$)	Three-month periods ended November 30,		% change	Years ended November 30,		% change

	2024	2023		2024	2023

EGRIFTA SV® net sales	17,674	16,958	4.2%	60,147	53,705	12.0%

Trogarzo® net sales	7,328	6,494	12.8%	25,719	28,059	(8.3%)

Revenue	$25,002	$23,452	6.6%	$85,866	$81,764	5.0%

*This is a non-IFRS measure. See “non-IFRS and non-U.S. GAAP measure” below.

“Fourth quarter of 2024 marked a standout finish to the year, generating $25 million in revenue and leading to annual revenue of $85.9 million,” said Paul Lévesque, President and Chief Executive Officer. “Our bottom line was even stronger, delivering a positive Adjusted EBITDA for the quarter of $7.8 million, up 56% over fourth quarter of 2023 and a full year result surpassing $20 million in Adjusted EBITDA, as compared to negative $3 million in 2023. Our financial success was rewarded by $75 million in new credit facilities with TD Bank and Investissement Québec, highlighting confidence in our longer-term growth strategy, which is to strengthen and scale our commercial business underpinned by our HIV portfolio. We witnessed unprecedented demand for EGRIFTA SV® this past year resulting in full-year sales of $60.1 million dollars, which represents 12% growth year-over-year. We will continue to manufacture additional batches of EGRIFTA SV® until the anticipated transition to the F8 formulation.

Lévesque added, “The addition of olezarsen and donidalorsen in Canada are expected to drive long-term growth over and above our foundational HIV business. I am equally confident that our team’s demonstrated experience and expertise in commercializing treatments in the US and Canada will enable us to deliver on additional assets with new and existing partners. In parallel, we are actively searching for a partner for our oncology program to continue the important evaluation of our novel PDCs. With an FDA protocol amendment in hand to pursue the Phase 1 trial at higher doses and a comprehensive preclinical and clinical data set, we believe we can find the right partner to continue this important science.”

Recent Company Highlights

Remediation to Temporary Supply Disruption for EGRIFTA SV®

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in 2024, following an inspection by the United States Food and Drug Administration (“FDA”). The manufacturer has resumed manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a Prior Approval Supplement (“PAS”) with the FDA describing the changes made by its manufacturer. The Company filed the PAS, which is subject to a four month review period, on December 18, 2024.

On February 13, 2025, the FDA, via its Drug Shortage Staff, indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® while the review of the PAS is ongoing, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of supply. Distribution of the product resumed on February 13, 2025.

In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the Drug Shortage Staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of EGRIFTA SV®, and two additional batches are planned before the end of the third quarter of 2025.

Theratechnologies Receives March 2025 PDUFA Action Date for Updated Tesamorelin F8 Formulation sBLA

On December 10, 2024, the Company announced that the FDA has assigned a Prescription Drug User Fee Act (PDUFA) action date of March 25, 2025 to the Company’s supplemental Biologics License Application for the F8 formulation of tesamorelin (“F8 Formulation”), submitted on November 26, 2024. If approved by the FDA, the F8 Formulation is intended to replace the F4 formulation, which is sold in the U.S. under the trade name EGRIFTA SV®. The F8 Formulation is patent protected in the U.S. until 2033.

Company Secures up to $75 Million in New Credit Facilities with TD Bank and Investissement Québec

On December 2, 2024, the Company announced that it had closed on a $40 million three-year non-dilutive, senior secured syndicated financing with TD Bank, as agent (TD Bank Financing). This new credit facility includes a $15 million revolving credit facility, and a term loan totaling $25 million. The credit facility also includes a $20 million accordion feature, which could expand total commitments up to $60 million. Investissement Québec (IQ), the Company’s largest shareholder, has also agreed to provide a $15 million second ranking secured subordinated term loan (IQ Subordinated Loan). Net proceeds from the new loans together with cash on hand were used to repay all obligations, including prepayment penalties, under the Company’s existing facility with affiliates of Marathon Asset Management, L.P. (“Marathon”) pursuant to the credit agreement entered into with Marathon in July 2022 (the “Marathon Credit Agreement”), and to fund the $10 million upfront consideration associated to the Ionis product licenses.

Exclusive Licensing Agreement with Ionis to Commercialize Olezarsen and Donidalorsen in Canada

On December 4, 2024, the Company announced it entered into an agreement with Ionis Pharmaceuticals, Inc. (“Ionis”) to in-license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, Theratechnologies receives exclusive rights in Canada for olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and for donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).

Sudocetaxel Zendusortide (TH1902) and SORT1+ Technology™

On December 9, 2024, the Company announced preliminary efficacy and safety data from Part 3 (dose escalation, weekly dosing schedule) of its Phase 1b trial of sudocetaxel zendusortide (TH1902), the Company’s lead investigational peptide drug conjugate (PDC) in patients with advanced ovarian cancer. Based on results demonstrating favorable tolerability and signals of efficacy, the Medical Review Committee, which includes study investigators and external experts, has unanimously recommended continued evaluation and exploration of higher doses. On January 31, 2025, the Company received FDA approval to proceed with an amendment to its Phase 1 study protocol to increase the dose of sudocetaxel zendusortide on the same weekly infusion cycle to 3.33 followed by 3.90 mg/kg/wk.

The Company is currently reaching out to pharmaceuticals companies to out-license the rights to sudocetaxel zendusortide and to its SORT1+ TechnologyTM platform.

Summary of Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”), and audited consolidated financial statements (“Audited Financial Statements”) for the twelve-month period ended November

30, 2024, or Fiscal 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Audited Financial Statements can be found SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all capitalized terms have the meaning ascribed thereto in our MD&A.

Fourth-Quarter Fiscal 2024 Financial Results

Revenue

Consolidated revenue for the three months ended November 30, 2024, amounted to $25,002,000 compared to $23,452,000 for the same period last year, representing an increase of 6.6%.

For the fourth quarter of Fiscal 2024, sales of EGRIFTA SV® reached $17,674,000 compared to $16,958,000 in the fourth quarter of the prior year, representing an increase of 4.2%. Revenue growth for EGRIFTA SV® is mostly related to increased unit sales (+4.2%) and a higher selling price (+5%), and was hampered by higher government chargeback and rebates (-1.5%).

In the fourth quarter of Fiscal 2024, Trogarzo® sales amounted to $7,328,000 compared to $6,494,000 for the same quarter of Fiscal 2023, representing an increase of 12.8%. The increase was mainly due to higher unit sales (+11.2%) in the quarter as compared to last year, as well as a higher selling price (+3.4%) and was hampered by higher government chargeback and rebates (-1.8%).

Cost of Sales

In the fourth quarter of Fiscal 2024, cost of sales was $6,096,000 compared to $5,066,000 for the same period in Fiscal 2023.

Cost of Sales

	Three months ended November 30
	2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	2,289	13.0%	1,713	10.1%
Trogarzo®	3,807	52.0%	3,353	51.6%
Total	6,096	24.4%	5,066	21.6%

For the three-month period ended November 30, 2024, EGRIFTA SV® cost of sales was negatively affected by a $661,000 inventory provision ($50,000 in the comparable period of 2023) related to the manufacturing of a batch of F8 Formulation, as the F8 Formulation has not yet been approved by the FDA for commercialization. No such provision was taken in the three-month period ended November 30, 2023. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the fourth quarter of Fiscal 2024 amounted to $5,884,000 compared to $5,229,000 in the comparable period of Fiscal 2023. R&D expenses were higher because of the impairment loss on intangible assets related to our oncology program ($3,488,000). This increase was offset by the reduction in other R&D expenses in the three-month period ended November 30, 2024, and were further reduced by the recognition of Canadian federal non-refundable tax credits ($838,000).

R&D expenses in the fourth quarter of Fiscal 2024 were negatively impacted by an impairment loss of the intangible asset of $3,488,000 related to the acquisition of our oncology program. We recorded no such impairment in the three-month period ended November 30, 2023.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2024, amounted to $7,044,000 compared to $6,748,000 in the comparable period of Fiscal 2023, an increase of 4.4%.

The increase in selling expenses is largely associated with the overall growth of the commercial operations, in-line with the strategic goal of ensuring continued top-line revenue growth.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $360,000 for the three-month period ended November 30, 2024 unchanged as compared to the same period of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2024 amounted to $5,059,000, compared to $3,739,000 reported in the same period of Fiscal 2023. The increase in General and administrative expenses is mainly due to higher stock based compensation expense.

Adjusted EBITDA

Adjusted EBITDA was $7,756,000 for the fourth quarter of Fiscal 2024, compared to $4,958,000 for the same period of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” below and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2024, were $7,801,000 compared to $5,352,000 in the same period of last year. The increase in net finance costs is due to the higher interest expense on the Marathon Loan Facility, as well as the higher loss on long-term debt modifications and repayment related to the repayment of the Marathon Loan Facility.

Income Tax Expense

Income tax expense amounted to $1,021,000, versus $73,000 in the same period last year. The increase in the fourth quarter of 2024 over the same period of 2023 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended November 30, 2024 ($838,000) against research and development expenses, which largely offsets the Canadian federal income tax payable. Refer to Note 20 of the Audited Financial Statements.

Net Loss

Taking into account the revenue and expense variations described above, the Company recorded a net loss of $7,903,000, or $0.16 per share, in the fourth quarter of Fiscal 2024 compared to a net loss of $2,755,000, or $0.08 per share, in the fourth quarter of Fiscal 2023.

Fiscal Year 2024 Financial Results compared to Fiscal Year 2023 Financial Results

Revenue

Consolidated revenue for Fiscal 2024 was $85,866,000 compared to $81,764,000 for the same period last year, representing an increase of 5.0%.

For Fiscal 2024, sales of EGRIFTA SV® reached $60,147,000 compared to $53,705,000 for the same period last year representing growth of 12%. The increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year (+9.0%), as well as a higher selling price (+5.6%) and were hampered by higher government chargebacks and rebates (-2.6%). Overall growth of EGRIFTA SV® unit sales was hampered in Q1 2024 by draw downs in inventory at specialty pharmacies, a situation which has now been normalized.

In Fiscal 2024, Trogarzo® net sales were $25,719,000 compared to $28,059,000 in the prior year, a decrease of 8.3%. Lower sales of Trogarzo® were mostly the result of lower unit sales due to competitive pressures in the multidrug-resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment. We foresee less of an impact from new entrants in the future. The decrease is explained by a lower number of units sold compared to the previous year (-11.4%) and was mitigated by a higher selling price (+3.7%). The remaining difference is explained by lower sales in Europe, which were minimal since we decided to cease selling efforts in Europe in 2022.

Cost of Sales

For Fiscal 2024, cost of sales was $20,448,000 compared to $19,635,000 in Fiscal 2023.

Cost of Sales

	Fiscal Year ended November 30
	2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	7,190	12.0%	4,998	9.3%
Trogarzo®	13,258	51.5%	14,637	52.2%
Total	20,448	23.8	19,635	24.0%

For Fiscal 2024, EGRIFTA SV® cost of sales was negatively affected by a $1,749,000 inventory provision ($220,000 in Fiscal 2023) related to the manufacturing of a batch of F8 Formulation, as the F8 Formulation has not yet been approved by the FDA for commercialization. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses were $16,973,000 for Fiscal 2024 compared to $30,370,000 for Fiscal 2023, a decrease of 44.1%, mostly due to lower spending on our various programs. R&D expenses in Fiscal 2024 were also reduced by the recognition of Canadian federal non-refundable tax credits ($1,488,000).

R&D expenses in the fourth quarter of Fiscal 2024 were negatively impacted by an impairment loss of the intangible asset of $3,488,000 related to the acquisition of our oncology program. The Company recorded no such provision in the three-month period ended November 30, 2024.

R&D expenses in Fiscal 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before Theratechnologies is able to use it in our clinical program. We recorded no such provision in Fiscal 2024.

Selling Expenses

Selling expenses for Fiscal 2024 were $25,419,000 compared to $26,769,000 for Fiscal 2023. The decrease in selling expenses in Fiscal 2024 is due in large part to tighter expense control in commercialization activities. Spending in the third quarter and fourth quarters of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, the Company recorded amortization expense of $1,440,000 for Fiscal 2024 compared to $2,513,000 in Fiscal 2023.

General and Administrative Expenses

General and administrative expenses for Fiscal 2024 were $14,852,000 compared to $15,617,000 for Fiscal 2023. The decrease in general and administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023. General and administrative spending should stabilize in the future as the cost-cutting measures implemented by the Company have been completed.

Net Finance Costs

Net finance costs for Fiscal 2024 were $14,475,000 compared to $12,909,000 in Fiscal 2023. The increase in net finance costs in Fiscal 2024 versus Fiscal 2023 was mostly due to the higher interest expense on the Company’s long-term debt ($687,000), as well as higher loss on long-term debt modifications and repayment related to the amendments to and repayment of the Marathon Credit Agreement ($2,358,000). These higher costs were offset by lower accretion and amortization of deferred financing costs ($1,599,000).

Adjusted EBITDA

Adjusted EBITDA was $20,207,000 for Fiscal 2024 compared to $(2,914,000) for Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” below and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Income Tax Expense

Income tax expense for Fiscal 2024 amounted to $2,005,000, versus $421,000 in the same period last year. The increase in Fiscal 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits ($1,488,000) against research and development expenses, which largely offsets the Canadian federal income tax payable. Refer to Note 20 of the Audited Financial Statements.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $8,306,000, or $0.17 per share, in Fiscal 2024 compared to $23,957,000, or $0.91 per share, in Fiscal 2023.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of the Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.

For the year ended November 30, 2024, the Company incurred a net loss of $8,306,000 (2023-$23,957,000; 2022-$47,237,000) and had positive cash flows from operating activities of $2,379,000 (2023- negative $5,678,000; 2022 negative $14,692,000). As at November 30, 2024, cash amounted to $5,899,000 and bonds and money market funds amounted to $3,937,000 and the accumulated deficit is $416,887,000. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses, and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the FDA. The manufacturer resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024. A PAS is usually reviewed by the FDA within four months of receipt.

On February 13, 2025, the FDA, via its Drug Shortage Staff, indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® even though the product was manufactured without an approved PAS, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of supply. Distribution of the product resumed on February 13, 2025.

In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the Drug Shortage Staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of EGRIFTA SV®, and two additional batches are planned before the end of the third quarter of 2025.

The Company’s ability to continue generating revenues through the sale of EGRIFTA SV® and to be able to meet the Adjusted EBITDA covenants at all times, to be tested on a quarterly basis, contained in the TD Credit Agreement and the IQ Credit Agreement for a period of at least, but not limited to, 12 months from November 30, 2024, involves significant judgement and is dependent on the full resumption of the distribution of EGRIFTA SV®, which is dependant on FDA approval.

Should management’s plans not materialize, the Company may be in default under the TD Credit Agreement and the IQ Credit Agreement, be forced to reduce or delay expenditures and capital additions or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of full resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Audited Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Audited Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Audited Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

As at November 30, 2024, cash, cash equivalent in escrow, bonds and money market funds amounted to $19,836,000 compared to $40,387,000 at November 30, 2023. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds. On November 30, 2024, $10,000,000 was held in escrow pending completion of the Ionis Transaction and is therefore presented as cash equivalent in escrow. See “Subsequent Event”.

The Company voluntarily changed its accounting policy in Fiscal 2023 to classify interest paid and received as part of its operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities.

During Fiscal 2024, cash flows provided by operating activities were $2,379,000, compared to negative $5,678,000 in Fiscal 2023.

In Fiscal 2024, changes in operating assets and liabilities had a negative impact on cash flow from operations of $5,017,000 (2023-positive impact of $8,133,000). These changes included negative impacts from higher trade and other receivables ($2,195,000), lower provisions ($1,760,000), lower accounts payable and accrued liabilities ($1,830,000), and higher prepaid expenses and deposits ($298,000) while lower tax credits and grants receivable ($281,000) and lower inventories ($785,000) had a positive impact on cash flows from operating activities.

During Fiscal 2024, the Company received net proceeds of $44,576,000 from the issuance of long-term debt and used $64,908,000 (including prepayment penalties and fees) to fully reimburse the Marathon Credit Facility.

During Fiscal 2024, investing activities included the payment of the second tranche of the milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000), and was offset by net proceeds from the sale of bonds and money market funds ($2,383,000).

Outstanding Securities Data

As at February 25, 2025, the number of issued and outstanding Common Shares amounted to 45,980,019. The following securities were also issued and outstanding: 5,000,000 Marathon Warrants exercisable into 1,250,000 Common Shares, 5,688,186 share options and 3,381,816 Exchangeable Subscription Receipts.

Subsequent Events

Licensing agreement

On December 3, 2024, the Company has entered into an agreement with Ionis Ionis to license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).

The Company paid $10,000,000 on December 5, 2024, upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from IQ. The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750,000), annual sales targets at three different tiers (up to $7,000,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double-digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.

The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.

The term of the licensing agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.

Tariffs

On February 1, 2025, the President of the United States signed an executive order which provided that, effective February 4, 2025, most goods imported into the United States would be subject to a 25% tariff. The application of the order was subsequently suspended; however there are discussions about the re-introduction of those tariffs on goods exported from Canada to the United States.

EGRIFTA SV® is exported to the United States. It is too early to determine whether these tariffs will apply to pharmaceutical products and how they would directly impact the Company. The Company expects that such tariffs, if effective, will likely have an adverse effect on its financial results.

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended November 30		Years ended November 30

	2024	2023	2024	2023	2022

Net loss	(7,903)	(2,755)	(8,306)	(23,957)	(47,237)

Add :

Depreciation and amortization[1]	493	576	2,761	3,315	12,471

Net Finance costs[2]	7,801	5,352	14,475	12,909	6,886

Income taxes	1,021	73	2,005	421	443

Share-based compensation	2,195	418	3,549	2,215	3,872

Inventory provision[3]	661	50	1,749	220	1,477

Restructuring costs[4]	-	1,244	486	1,963	-

Impairment loss on intangible assets	3,488	-	3,488	-	-

Adjusted EBITDA	7,756	4,958	20,207	(2,914)	(22,088)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, write-offs, gain or loss on financial instruments carried at fair value and loss on debt modification and repayment and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 Formulation.

4 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023 and completed in October 2023, as well as the decision to cease early stage R&D activities in 2024.

Conference Call Details

The conference call will be held at 8:30 a.m. (ET) on February 26, 2025, to discuss the results and recent business updates.

The call will be hosted by Paul Lévesque, President and Chief Executive Officer, who will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer. They will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION
Conference Call Date	February 26, 2025
Conference Call Time	8:30 a.m. ET
Webcast link	https://edge.media-server.com/mmc/p/2h9ningt
Dial in	1-877-513-4119 (toll free) or 1-412-902-6615 (international)
Access Code	4430181
CONFERENCE CALL REPLAY
Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)
International Toll	1-412-317-0088
Replay Access Code	3856571
Replay End Date	March 5, 2025
To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Non-IFRS and Non-US GAAP

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets (new adjustment in fiscal 2024), income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented above under the table titled “Reconciliation of Adjusted EBITDA”.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) our longer-term growth strategy relying, amongst other things, on the approval by Health Canada of olezarsen and donidalorsen; (ii) the continuous manufacture of batches of EGRIFTA SV®; (iii) the approval of the F8 Formulation; and (iv) the search for a partner to pursue the Company’s Phase 1 clinical trial studying sudocetaxel zendusortide and/or pursuing the development of the SORT1+ TechnologyTM platform.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of EGRIFTA SV® will not be impacted by the temporary drug shortage which occurred in the first part of Q1 2025; (ii) our supplier of EGRIFTA SV® will be able to continue manufacturing this drug and will be able meet market demands for this product; (iii) the PAS filed by the Company will be approved by April 18, 2025 in order to allow the Company to release additional batches of EGRIFTA SV®; (iv) the Company will be able to obtain from the FDA the release of additional batches of EGRIFTA SV® if the PAS is not approved by April 18, 2025; (v) the F8 Formulation will be approved by the FDA and such approval will be within the timelines announced by the FDA; (vi) olezarsen and donidalorsen, when filed with Health Canada, will be approved by this agency for commercialization in Canada; (vii) olezarsen and donidalorsen will be reimbursed by public payors; (viii) the Company will be able to find a partner to pursue the development of sudocetaxel zendusortide and/or its SORT1+ TechnologyTM platform; (ix) the Company will not be involved in any material litigation; (x) we will be in compliance with the covenants, obligations and undertakings contained in the TD Credit Agreement and the IQ Credit Agreement; (xi) we will tightly control our expenses; (xii) no event will occur that would require us to allocate funds to unbudgeted activities; and

(xiii) no event will occur preventing us from executing the objectives set forth in this press release.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) a decrease or stagnation in sales of our products in 2025; (ii) product recalls or change in the regulation that would adversely impact the sale of our products; (iii) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products; (iv) defaults under the TD Credit Agreement or IQ Credit Agreement triggering an event of default entitling any of TD or IQ to declare all amounts owed under their respective credit agreements as immediately due and payable; (v) non-approval by the FDA of the PAS and, in such a case, the inability of the Company to obtain an order from the FDA allowing for the release of additional batches of EGRIFTA SV® (vi) new drug shortage of EGRIFTA SV® if the Company is unable to release additional batches of EGRIFTA SV®; (vii) non-approval of the F8 Formulation; (viii) non-approval of olezarsen and/or donidalorsen by Health Canada materially adversely affecting our long-term growth and prospect; (ix) inability of the Company to find a partner to pursue the development of sudocetaxel zendusortide and/or its SORT1+ TechnologyTM platform; (x) dispute or litigation with third parties, including our suppliers; (xi) our incapacity to identify additional commercial assets or our inability to enter into commercial agreements regarding same on terms satisfactory to us; and (xii) changes in our business plan.

We refer current and potential investors to the risk factors described under the section “Risks and Uncertainties” of our Management’s Discussion and Analysis for the fiscal year ended November 30, 2024 dated February 25, 2025 and to the risk factors described under Item 3.D of our Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company.

The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Investor inquiries:

Joanne Choi

Senior Director, Investor Relations

jchoi@theratech.com

1-551-261-0401

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800